EXHIBIT 99.3

                       YELL FINANCE B.V. AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS


                                                                    THREE MONTHS ENDED
                                                                         30 JUNE
                                                              -------------------------------
   (UNAUDITED)                                        NOTES          2004             2005
                                                              --------------   --------------
                                                                  ((POUND) IN MILLIONS)
   TURNOVER                                              2            280.9            313.6
   Cost of sales                                                     (127.8)          (143.0)
                                                              --------------   --------------
   GROSS PROFIT                                                       153.1            170.6
                                                              --------------   --------------
   Distribution costs                                                  (8.3)            (9.4)
   Administrative expenses
         Ongoing activities                                           (64.6)           (67.1)
         Exceptional items                                4             -                5.0
                                                              --------------   --------------
                                                                      (64.6)           (62.1)
                                                              --------------   --------------
   OPERATING PROFIT                                       3            80.2             99.1
   Net interest payable
         Ongoing activities                                           (33.3)           (30.0)
         Exceptional items                                4             -               (6.7)
                                                              --------------   ---------------
                                                                      (33.3)           (36.7)
                                                              --------------   --------------

   PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                       46.9             62.4
   TAXATION
         On ongoing activities                             5          (14.3)           (22.1)
         On exceptional items                              4            -                0.7
                                                              --------------   --------------
                                                                      (14.3)           (21.4)
                                                              --------------   --------------
   PROFIT FOR THE FINANCIAL PERIOD                                     32.6             41.0
                                                              ==============   ==============


                   STATEMENTS OF RECOGNISED INCOME AND EXPENSE


                                                                    THREE MONTHS ENDED
                                                                         30 JUNE
                                                              -------------------------------
   (UNAUDITED)                                                         2004        2005
                                                              -----------------   -----------
                                                                     ((POUND) IN MILLIONS)

   PROFIT FOR THE FINANCIAL PERIOD                                     32.6             41.0
                                                              --------------   --------------
    Exchange differences on translation of foreign                      7.0             28.5
     operations
    Estimated effect of significant changes in
     securities markets on retirement benefit
     obligations                                                        -              (20.0)
    Change in recorded value of financial
     instruments used as hedges                                         -               (1.8)
    Tax effect of items in other comprehensive income                   -                6.4
    Tax benefit arising (reversing) on unexercised
     parent's stock options                                             1.5             (1.1)
                                                              --------------   --------------
   Other comprehensive income - net gains not                           8.5             12.0
     recognised in income statement
                                                              --------------   --------------
   TOTAL RECOGNISED INCOME FOR THE FINANCIAL PERIOD                    41.1             53.0
                                                              ==============   ==============

               The accompanying unaudited condensed notes are an
                  integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES

                        CONSOLIDATED CASH FLOW STATEMENTS


                                                                         THREE MONTHS ENDED
                                                                              30 JUNE
                                                                   -------------------------------
    (UNAUDITED)                                                             2004            2005
                                                                   ---------------  --------------
                                                                        ((POUND) IN MILLIONS)
    NET CASH INFLOW FROM OPERATING ACTIVITIES
         Cash generated from operations                                      74.1            88.1
         Interest paid                                                      (15.4)          (12.2)
         Interest received                                                    0.3             0.6
         Income tax paid                                                     (5.3)           (6.2)
                                                                   ---------------  --------------
    Net cash inflow from operating activities                                53.7            70.3
                                                                   ---------------  --------------

    CASH FLOWS FROM INVESTING ACTIVITIES
         Purchase of tangible fixed assets                                   (3.7)           (4.7)
         Purchase of subsidiary undertakings                                  -              (4.8)
                                                                   --------------- ---------------
    Net cash used in investing activities                                    (3.7)           (9.5)
                                                                   ---------------  --------------

    CASH FLOWS USED IN FINANCING ACTIVITIES
         Repayments of borrowings                                           (22.5)            -
                                                                   ---------------  --------------
    Net cash used in financing activities                                   (22.5)            -
                                                                   ---------------  --------------

    NET INCREASE IN CASH AND BANK OVERDRAFTS                                 27.5            60.8
    Cash and bank overdrafts at beginning of the
       period                                                                18.4            53.1
    Exchange gains on cash and bank overdrafts                                1.8             4.9
                                                                   ---------------  --------------
    CASH AND BANK OVERDRAFTS AT END OF THE PERIOD                            47.7           118.8
                                                                   ===============  ==============

    CASH GENERATED FROM OPERATIONS
    Profit for the financial period                                          32.6            41.0
    Adjustments for:
         Tax                                                                 14.3            21.4
         Depreciation of tangible fixed assets                                4.0             5.0
         Depreciation of software costs                                       1.7             1.0
         Goodwill adjustment arising from
       previously unrecognised tax benefits
       acquired                                                               1.5             -
         Interest income                                                     (0.3)           (0.6)
         Interest expense                                                    33.6            37.3
         Exceptional administrative items                                     -              (5.0)
    Changes in working capital:
         Inventories and directories in development                         (15.4)           (6.3)
         Trade and other receivables                                         25.1            19.2
         Trade and other payables                                           (24.3)          (25.8)
         Other                                                                1.3             0.9
                                                                   ---------------  --------------
    CASH GENERATED FROM OPERATIONS                                           74.1            88.1
                                                                   ===============  ==============

                The accompanying unaudited condensed notes are an
                  integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                AT             AT
                                                                          31 MARCH         30 JUNE
    (UNAUDITED)                                         NOTES                 2005            2005
                                                                     --------------  --------------
                                                                            ((POUND) IN MILLIONS)
    NON CURRENT ASSETS
    Intangible fixed assets                                                1,706.0         1,748.0
    Tangible fixed assets                                                     40.1            37.3
    Investment                                                                11.8            11.1
    Deferred tax assets                                     6                 97.1            97.1
                                                                     --------------  --------------
    TOTAL NON CURRENT ASSETS                                               1,855.0         1,893.5
                                                                     --------------  --------------

    CURRENT ASSETS
                                                                     --------------  --------------
    Inventories                                                                7.5             9.7
    Directories in development                                               165.1           175.0
    Debtors                                                 7                451.3           453.8
    Cash at bank and in hand                                8                 53.1           118.8
                                                                     --------------  --------------
    TOTAL CURRENT ASSETS                                                     677.0           757.3
                                                                     --------------  --------------
    CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
    Loans and other borrowings                            8,9               (150.2)         (935.6)
    Corporation tax                                                          (20.7)          (34.3)
    Other creditors                                        10               (258.6)         (253.8)
                                                                     --------------  --------------
    TOTAL CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                    (429.5)       (1,223.7)
                                                                     --------------  --------------
    NET CURRENT ASSETS (LIABILITIES)                                         247.5          (466.4)
                                                                     --------------  --------------
    TOTAL ASSETS LESS CURRENT LIABILITIES                                  2,102.5         1,427.1
    CREDITORS: AMOUNTS FALLING DUE AFTER
      MORE THAN ONE YEAR
    Loans and other borrowings                            8,9             (1,548.8)         (807.7)
    Deferred tax liability                                 11                (51.3)          (57.7)
    Retirement benefit obligations                         12                (99.7)         (113.5)
                                                                     --------------  --------------
    NET ASSETS                                                               402.7           448.2
                                                                     ==============  ==============

    CAPITAL AND RESERVES
    Called up share capital                                13                  0.1             0.1
    Share premium account                                  13                605.4           605.4
    Currency reserve                                       13               (116.2)          (87.7)
    Profit and loss account deficit                        13                (86.6)          (69.6)
                                                                     --------------  --------------
    EQUITY SHAREHOLDERS' FUNDS                                               402.7           448.2
                                                                     ==============  ==============

                The accompanying unaudited condensed notes are an
                  integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES

              UNAUDITED CONDENSED NOTES TO THE FINANCIAL STATEMENTS



1.   BASIS OF PREPARATION AND CONSOLIDATION

     The principal activity of Yell Finance B.V. and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

     This unaudited financial information for the three months to 30 June 2005 has been prepared in accordance with the Yell Finance B.V.'s International Financial Reporting Standards ("IFRS") accounting policies as set out in the conversion statements for the periods ended 31 March 2005. These accounting policies are the policies we expect to apply in the financial statements for the year ended 31 March 2006, which will be prepared in accordance with IFRS.

     In preparing the financial information we used our best knowledge of the expected standards and interpretations, facts and circumstances and accounting policies that will be applicable at 31 March 2006. These may change before 31 March 2006. The expected standards and interpretations are subject to ongoing review by the European Union, and the International Accounting Standards Board may issue amended or additional standards or interpretations. Therefore, until we prepare our first full IFRS financial statements, the possibility cannot be excluded that the accompanying financial information may have to be adjusted.

     The amounts presented for the three months ended 30 June 2004 and at 30 June 2004 and 31 March 2005 have been restated from the amounts previously presented under UK GAAP. Details can be obtained from the IFRS conversion statements published on 13 June 2005 on our website.

     Subsequent to publishing the IFRS conversion statements we have improved our analysis of deferred taxes and other items, which has given rise to adjustments to amounts presented on the face of the balance sheet at 31 March 2005. These adjustments have increased our deferred tax assets and deferred tax creditors by (pound)4.5 million. These changes have not affected the previously reported profit and loss or cash flows.

     The foregoing information does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

     In the opinion of management, the financial information included herein includes all adjustments necessary for a fair statement of the consolidated results, financial position and cash flows for each period presented. The consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with Yell Finance B.V.'s Form 20-F filed with the SEC on 13 June 2005, which includes the audited consolidated financial statements of Yell Finance B.V. and its subsidiaries for the year ended 31 March 2005.

     The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for doubtful debts, depreciation, retirement benefit obligations and the related employee pension costs, acquisition accounting and taxes.

                       YELL FINANCE B.V. AND SUBSIDIARIES

          2.   TURNOVER

                                                                          THREE MONTHS ENDED 30 JUNE
                                                                    -----------------------------------
                                                                             2004               2005
                                                                    ---------------- ------------------
                                                                             ((POUND) IN MILLIONS)

          UK printed directories                                              138.9            143.9
          Other products and services                                          11.7             16.5
                                                                    ---------------- ------------------
          TOTAL UK TURNOVER                                                   150.6            160.4
          TOTAL US TURNOVER                                                   130.3            153.2
                                                                    ---------------- ------------------
          GROUP TURNOVER                                                      280.9            313.6
                                                                    ================ ==================



          3.   OPERATING PROFIT

                                                                         THREE MONTHS ENDED 30 JUNE
                                                                    -----------------------------------
                                                                             2004               2005
                                                                    ---------------- ------------------
                                                                            ((POUND) IN MILLIONS)

          UK printed directories                                               48.8              48.3
          Other products and services                                           3.0              10.9
                                                                    ---------------- ------------------
          TOTAL UK OPERATING PROFIT                                            51.8              59.2
          TOTAL US OPERATING PROFIT                                            28.4              39.9
                                                                    ---------------- ------------------
          OPERATING PROFIT                                                     80.2              99.1
                                                                    ================ ==================

                We do not allocate interest or taxation charges
                       by product or geographic segment.

                       YELL FINANCE B.V. AND SUBSIDIARIES

     4.   RESULTS BEFORE AND AFTER EXCEPTIONAL ITEMS

                                                             THREE MONTHS ENDED 30 JUNE
                                     ---------------------------------------------------------------------------
                                                          2004                                 2005
                                     ------------------------------------------- -------------------------------
                                       ORDINARY     EXCEPTIONAL                ORDINARY  EXCEPTIONAL
                                          ITEMS           ITEMS       TOTAL       ITEMS        ITEMS      TOTAL
                                     ---------------------------------------------------------------------------
                                                               ((POUND) IN MILLIONS)

         GROSS PROFIT                     153.1            -          153.1       170.6           -       170.6
         Distribution costs                (8.3)           -           (8.3)       (9.4)          -        (9.4)
         Administrative expenses          (64.6)           -          (64.6)      (67.1)          5.0     (62.1)
                                     ---------------------------------------------------------------------------
         OPERATING PROFIT                  80.2            -           80.2        94.1           5.0      99.1
         Net interest payable             (33.3)           -          (33.3)      (30.0)         (6.7)    (36.7)
                                     ---------------------------------------------------------------------------
         PROFIT (LOSS) BEFORE
             TAXATION                      46.9            -           46.9        64.1          (1.7)     62.4
         Taxation                         (14.3)           -          (14.3)      (22.1)          0.7     (21.4)
                                     ---------------------------------------------------------------------------
         PROFIT (LOSS) FOR THE
             PERIOD                        32.6            -           32.6        42.0          (1.0)     41.0
                                     ============================================================================

          There were no exceptional items in the three months ended 30 June 2004. The exceptional administrative credit for the three months ended 30 June 2005 relates to the release of a provision for IPO costs. Exceptional interest costs relate to the accelerated amortisation of deferred financing fees on our senior debt, which was redeemed at the date of the TransWestern acquisition.

     5.   TAXATION

          The effective tax rate for the three months ended 30 June 2005 and 2004 is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below.

                                                                         THREE MONTHS ENDED 30 JUNE
                                                                     ---------------------------------
                                                                              2004              2005
                                                                     ---------------    --------------
                                                                           ((POUND) IN MILLIONS)
         Profit on ordinary activities before taxation
             multiplied by the standard rate of corporation
             tax in the United Kingdom (30%)                                   14.1             19.2
         Effects of:
         Higher rate taxes in US                                                1.6              2.9
         Previously unrecognised US tax losses recognised in
             period                                                            (1.4)             -
                                                                     ---------------    --------------
         NET CHARGE ON ORDINARY PROFIT BEFORE TAX                              14.3             22.1
         Net tax benefit on exceptional items                                   -               (0.7)
                                                                     ---------------    --------------
         NET CHARGE ON PROFIT BEFORE TAX                                       14.3             21.4
                                                                     ===============    ==============

                       YELL FINANCE B.V. AND SUBSIDIARIES

     6.   DEFERRED TAXATION ASSETS

          The elements of deferred tax assets recognised in the accounts were as follows:

                                                                                AT                 AT
                                                                          31 MARCH            30 JUNE
                                                                              2005               2005
                                                                     ---------------    --------------
                                                                            ((POUND) IN MILLIONS)
         Tax effect of timing differences due to :
         Retirement benefit obligations                                       29.9               34.1
         Bad debt provisions                                                  25.1               26.7
         Recognised net operating losses                                      20.9               17.1
         Depreciation                                                          9.2                9.2
         Unrealised benefit on unexercised stock options                       6.5                5.3
         Accrued expenses and other items                                      5.5                4.7
                                                                      --------------     -------------
         RECOGNISED DEFERRED TAX ASSETS                                       97.1               97.1
                                                                      ==============     =============



     7.   DEBTORS

                                                                                AT                 AT
                                                                          31 MARCH            30 JUNE
                                                                              2005               2005
                                                                     ---------------  ----------------
                                                                             ((POUND) IN MILLIONS)

         Trade debtors                                                       429.3              419.0
         Other debtors                                                         8.1                9.0
         Accrued income                                                        4.7                8.0
         Prepayments                                                           9.2               17.8
                                                                     ---------------  ----------------
         TOTAL DEBTORS                                                       451.3              453.8
                                                                     ===============  ================

         All amounts above fall due within one year.

                       YELL FINANCE B.V. AND SUBSIDIARIES

     8.   NET DEBT

          ANALYSIS OF NET DEBT

                                                                                  AT              AT
                                                                            31 MARCH         30 JUNE
                                                                                2005            2005
                                                                     -----------------  ---------------
                                                                              ((POUND) IN MILLIONS)
         Long-term loans and other borrowings
             falling due after more than one year                            1,548.8           807.7
         Short-term borrowings and long-term loans and
             other borrowings falling due within one year                      150.2           935.6
                                                                    -----------------  ---------------
         Total debt                                                          1,699.0         1,743.3
         Cash at bank and in hand                                              (53.1)         (118.8)
                                                                    -----------------  ---------------
         NET DEBT AT END OF PERIOD                                           1,645.9         1,624.5
                                                                    =================  ===============

     9.  LOANS AND OTHER BORROWINGS

                                                                                AT                 AT
                                                                          31 MARCH            30 JUNE
                                                                              2005               2005
                                                                    ---------------    ---------------
                                                                             ((POUND) IN MILLIONS)
         AMOUNTS FALLING DUE WITHIN ONE YEAR
         Senior credit facilities                                             90.0              876.6
         Subordinated parent company loan                                     58.9               58.9
         Net obligations under finance leases                                  1.3                1.4
                                                                   ----------------   ----------------
         AMOUNTS FALLING DUE WITHIN ONE YEAR                                 150.2              936.9
         Unamortised finance fees                                                -                 (1.3)
                                                                   ----------------   ----------------
         NET AMOUNTS FALLING DUE WITHIN ONE YEAR                             150.2              935.6
                                                                   ----------------   ----------------
         AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
         Senior credit facilities                                            769.6                 -
         Senior notes:
           Senior sterling notes                                             162.5              162.5
           Senior dollar notes                                                68.8               72.6
           Senior discount dollar notes                                       83.4               90.7
         Subordinated parent company loan                                    478.5              486.4
                                                                   ----------------   ----------------
         AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                      1,562.8              812.2
         Unamortised finance fees                                            (14.0)              (4.5)
                                                                   ----------------   ----------------
         NET AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                  1,548.8              807.7
                                                                   ----------------   ----------------
         NET LOANS AND OTHER BORROWINGS                                    1,699.0            1,743.3
                                                                   ================   ================

                       YELL FINANCE B.V. AND SUBSIDIARIES

10.  OTHER CREDITORS

                                                                               AT                  AT
                                                                         31 MARCH             30 JUNE
                                                                             2005                2005
                                                                     --------------    ---------------
                                                                         ((POUND) IN MILLIONS)

         Trade creditors                                                     22.9                12.3
         Other taxation and social security                                  23.1                28.3
         Other creditors                                                      4.3                 6.0
         Accruals                                                           116.8               114.7
         Deferred income                                                     91.5                92.5
                                                                    ---------------     --------------
           TOTAL CREDITORS FALLING DUE WITHIN ONE YEAR                      258.6               253.8
                                                                    ===============     ==============

11.  DEFERRED TAXATION LIABILITIES

     The elements of deferred tax liabilities recognised in the accounts were as follows:

                                                                                At                 At
                                                                          31 March            30 June
                                                                              2005               2005
                                                                     --------------    ---------------
         The effect of timing differences due to :                        ((pound) in millions)

         Amortisation                                                         25.5               30.5
         Stocks valuation                                                     25.8               27.2
                                                                    ---------------     --------------
         RECOGNISED DEFERRED TAX LIABILITIES                                  51.3               57.7
                                                                    ===============     ==============


12.  RETIREMENT BENEFIT OBLIGATIONS

     The (pound)13.8 million increase in retirement benefit obligations is the net result of total charges of (pound)5.8 million in the Income Statement and the estimated deficit increase of (pound)20.0 million in the Statement of Recognised Income and Expense offset by total cash contributions of (pound)12.0 million. The (pound)20.0 million increase in deficit reflects a decrease from 5.4% to 4.9% in the reference market rate to which the discount rate is tied and takes into account changes in asset values by reference to relevant market indices.


13.  CHANGES IN EQUITY SHAREHOLDERS' FUNDS

                                                                            FOREIGN    PROFIT AND
                                                  SHARE         SHARE      CURRENCY          LOSS
                                                CAPITAL       PREMIUM       RESERVE       ACCOUNT         TOTAL
                                            ------------ ------------- -------------  ------------  ------------
                                                                      ((POUND) IN MILLIONS)

         BALANCE AT 31 MARCH 2005                   0.1        605.4         (116.2)        (86.6)        402.7
         Profit for the period                       -             -             -           41.0          41.0
         Currency movements                          -             -           28.5           -            28.5
         Other comprehensive income                  -             -             -          (24.0)        (24.0)
                                            ------------ ------------- -------------  ------------  ------------
         BALANCE AT 30 JUNE 2005                    0.1        605.4          (87.7)        (69.6)        448.2
                                            ============ ============= =============  ============  ============

                       YELL FINANCE B.V. AND SUBSIDIARIES

14.  LITIGATION

     The lawsuit filed by Verizon was settled in October 2004. In subsequent months, YellowBook USA was served with complaints filed as class actions in five US states and the District of Columbia. In these actions, the plaintiffs allege violations of consumer protection legislation and are placing reliance on findings of the New York Court in the now settled suit brought against YellowBook USA by Verizon. On 13 May 2005, the court in New Jersey gave its preliminary approval to a comprehensive national settlement, with no admission of liability. Notice of the terms of settlement was published to class members and the final approval hearing is expected before we publish our half year results. Yell Finance B.V. fully provided for the estimated costs in the year ended 31 March 2005 arising from this class action.